Exhibit 99.1

CENTERRA GOLD INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Centerra Gold Inc. (“Centerra” or the “Company”)
1 University Avenue, Suite 1500
Toronto, Ontario M5J 2P1

Item 2	Date of Material Change

March 18, 2022.

Item 3	News Release

A new release was issued by Centerra through the facilities of GlobeNewswire. A copy of the news release was filed on SEDAR March 18, 2022.

Item 4	Summary of Material Change

On March 18, 2022, Centerra announced that it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury having been detected in the gold room of the adsorption-desorption recovery (“ADR”) plant.

Item 5	Full Description of Material Change

On March 18, 2022, Centerra announced that it had temporarily suspended gold doré bar production at the Öksüt Mine due to mercury having been detected in the gold room of the ADR plant.

Centerra has taken several initial actions in response, including cleaning mercury from affected areas, taking steps to mitigate and prevent exposure, implementing the necessary safety protocols and protective equipment, and is in the process of taking the necessary regulatory reporting steps. The Company is also evaluating several potential technical solutions to remove the mercury in the gold recovery process, including a retort and scrubbing system in the ADR plant, prior to the restart of production.

Despite the temporary suspension, the Öksüt Mine continues to mine ore, stack ore on the leach pad, and process ore within the ADR plant into a gold-in-carbon form. The gold-in-carbon will be stockpiled until the re-start of the electrowinning process, where the recovery of gold from concentrated solution occurs.

The Company is evaluating the impact on 2022 guidance, noting that through March 17, 2022, the Öksüt Mine produced and sold over 54,000 gold ounces.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Yousef Rehman
Vice President & General Counsel
1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
Tel: 416-204-3787

Item 9	Date of Report

March 28, 2022.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: potential solutions to deal with mercury in the Öksüt Mine’s gold processing facility, evaluations of solutions to deal with mercury in the ADR plant, effects on the Öksüt Mine’s production, continued mining, stacking and processing operations, the timeline for resumption of gold bar production, impacts of 2022 guidance and amounts of future gold production.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty over the causes of the presence of mercury in the ADR plant, the effectiveness or timeliness of solutions to remove mercury from the gold recovery process; the ability of the Company to mitigate or prevent the effects of mercury exposure, or regulatory actions or scrutiny inhibiting, delaying or resulting in additional costs for the Öksüt Mine’s gold recovery process or other operations. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of March 28, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.